UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D (Rule 13d-101) Under the Securities Exchange Act of 1934 (Amendment No. 2*)	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2003 Estimated average burden hours per response. . . 11
Ballantyne of Omaha, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
058516105 (CUSIP Number)

Margaret L. Doyle
One Pacific Place, 1125 South 103rd Street, Suite 450,
Omaha, NE 68124 Ph. (402) 393-1300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
March 13, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box    ☐.

        Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)	(Continued on following pages)	(Page 1 of 16 Pages)

CUSIP No. 058516105	13D	Page 2 of 16 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) McCarthy Group, Inc. I.R.S. Identification No. 47-0697955

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* WC/AF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A			☐

(6)	Citizenship or Place of Organization U.S.A.—Organized under the laws of the State of Nebraska

NUMBER OF SHARES	(7)	Sole Voting Power 3,917,027(1)(2)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 3,593,142(1)

	(10)	Shared Dispositive Power 323,885(2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,917,027(1),(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
N/A			☐

(13)	Percent of Class Represented by Amount in Row (11) 31.2% (3)

(14)	Type of Reporting Person (See Instructions) CO (Nebraska corporation)

*SEE INSTRUCTION BEFORE FILLING OUT!
(1)
Includes 3,593,142 shares owned of record by BalCo Holdings, LLC ("BalCo"). McCarthy Group, Inc. ("MGI") is the sole manager of BalCo and, as such, exercises sole voting and dispositive power over these shares. In addition, MGI is the managing member of Fulcrum Growth Partners, L.L.C. ("Fulcrum"), the sole equity member of BalCo.

(2)
Includes a total of 323,885 shares owned of record by Dana C. Bradford, Dennis M. O'Brien and Scott A. Schmidt. Each of Messrs. Bradford, O'Brien and Schmidt has assigned all voting rights to these shares to MGI, along with certain rights regarding disposition of these shares.

(3)
The percentage reported in row (13) is calculated based upon 12,568,302 shares of common stock of Ballantyne of Omaha, Inc. (the "Issuer") issued and outstanding as of September 30, 2002, as reported by the Issuer in its Quarterly Report on Form 10-Q for quarter ended September 30, 2002.

CUSIP No. 058516105	13D	Page 3 of 16 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification No. of Above Persons (entities only) BalCo Holdings, LLC

(2)	Check the Appropriate Box if a Member of a Group (SEE INSTRUCTIONS)		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* WC/AF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A			☐

(6)	Citizenship or Place of Organization U.S.A.—Organized under the laws of the State of Delaware

NUMBER OF SHARES	(7)	Sole Voting Power 3,593,142(1)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 3,593,142(1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,593,142(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
N/A			☐

(13)	Percent of Class Represented by Amount in Row (11) 28.6% (2)

(14)	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

*SEE INSTRUCTION BEFORE FILLING OUT!
(1)
Consists of 3,593,142 shares owned of record by BalCo Holdings, LLC ("BalCo"). McCarthy Group, Inc. ("MGI"), in its capacity as sole manager of BalCo, exercises all voting and dispositive powers with respect to these shares on behalf of BalCo.

(2)
The percentage reported in row (13) is calculated based upon 12,568,302 shares of common stock of Ballantyne of Omaha, Inc. (the "Issuer") issued and outstanding as of September 30, 2002, as reported by the Issuer in its Quarterly Report on Form 10-Q for quarter ended September 30, 2002.

CUSIP No. 058516105	13D	Page 4 of 16 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification No. of Above Persons (entities only) Fulcrum Growth Partners, LLC I.R.S. Identification No. 47-0819413

(2)	Check the Appropriate Box if a Member of a Group (SEE INSTRUCTIONS)		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* WC/AF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A			☐

(6)	Citizenship or Place of Organization U.S.A.—Organized under the laws of the State of Delaware

NUMBER OF SHARES	(7)	Sole Voting Power 0(1)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 0(1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
N/A			☐

(13)	Percent of Class Represented by Amount in Row (11) 0%

(14)	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

*SEE INSTRUCTION BEFORE FILLING OUT!
(1)
Fulcrum Growth Partners, L.L.C. ("Fulcrum") owns a 100% membership interest in BalCo Holdings, LLC ("BalCo"), the record owner of 3,593,142 shares, and therefore has an economic interest in these shares, but not a beneficial ownership interest as defined in Rule 13d-3.

CUSIP No. 058516105	13D	Page 5 of 16 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification No. of Above Persons (entities only) Dana C. Bradford

(2)	Check the Appropriate Box if a Member of a Group (SEE INSTRUCTIONS)		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A			☐

(6)	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES	(7)	Sole Voting Power 15,750
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 15,750

	(10)	Shared Dispositive Power 173,885(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 189,635(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
N/A			☐

(13)	Percent of Class Represented by Amount in Row (11) 1.5% (2)

(14)	Type of Reporting Person (See Instructions) IN (Nebraska resident)

*SEE INSTRUCTION BEFORE FILLING OUT!
(1)
Includes 173,885 shares owned of record by Dana C. Bradford in his individual capacity which Mr. Bradford has assigned all voting rights to the shares to McCarthy Group, Inc. ("MGI") and may not dispose of such shares without the prior approval of MGI. In addition, Mr. Bradford owns options currently exercisable or exercisable within the next 60 days to purchase an additional 15,750 shares.

(2)
The percentage reported in row (13) is calculated based upon 12,568,302 shares of common stock of Ballantyne of Omaha, Inc. (the "Issuer") issued and outstanding as of September 30, 2002, as reported by the Issuer in its Quarterly Report on Form 10-Q for quarter ended September 30, 2002.

CUSIP No. 058516105	13D	Page 6 of 16 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification No. of Above Persons (entities only) Dennis M. O'Brien

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds (See Instructions) OO/PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A			☐

(6)	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 100,000(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
N/A			☐

(13)	Percent of Class Represented by Amount in Row (11) 0.8%

(14)	Type of Reporting Person (See Instructions) IN (Nebraska resident)

*SEE INSTRUCTION BEFORE FILLING OUT!
(1)
Consists of 100,000 shares owned of record by Dennis M. O'Brien in his individual capacity. Mr. O'Brien has assigned all voting rights to the shares to McCarthy Group, Inc. ("MGI") and may not dispose of such shares without the prior approval of MGI.

(2)
The percentage reported in row (13) is calculated based upon 12,568,302 shares of common stock of Ballantyne of Omaha, Inc. (the "Issuer") issued and outstanding as of September 30, 2002, as reported by the Issuer in its Quarterly Report on Form 10-Q for quarter ended September 30, 2002.

CUSIP No. 058516105	13D	Page 7 of 16 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification No. of Above Persons (entities only) Scott A. Schmidt

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A			☐

(6)	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 50,000(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
N/A			☐

(13)	Percent of Class Represented by Amount in Row (11) 0.4% (2)

(14)	Type of Reporting Person (See Instructions) IN (Nebraska resident)

*SEE INSTRUCTION BEFORE FILLING OUT!
(1)
Consists of 50,000 shares owned of record by Scott A. Schmidt in his individual capacity. Mr. Schmidt has assigned all voting rights to the shares to McCarthy Group, Inc. ("MGI") and may not dispose of such shares without the prior approval of MGI.

(2)
The percentage reported in row (13) is calculated based upon 12,568,302 shares of common stock of Ballantyne of Omaha, Inc. (the "Issuer") issued and outstanding as of September 30, 2002, as reported by the Issuer in its Quarterly Report on Form 10-Q for quarter ended September 30, 2002.

Item 1.  Security and Issuer

        This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Ballantyne of Omaha, Inc., a Delaware corporation, with principal offices located at 4350 McKinley Street, Omaha, NE 68112 (the "Issuer").

Item 2.  Identity and Background

        Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Act"), and the agreement filed as Exhibit 99(1) with Amendment No. 1 to Schedule 13D dated October 3, 2001 and incorporated herein by reference, the undersigned, McCarthy Group, Inc. ("MGI"), hereby files this Statement on behalf of MGI, BalCo Holdings, LLC ("BalCo"), Fulcrum Growth Partners, L.L.C. ("Fulcrum"), Dana C. Bradford, Dennis M. O'Brien and Scott A. Schmidt (each a "Reporting Person" and, collectively, the "Reporting Persons"). MGI currently owns a 20% membership interest in Fulcrum and is the sole Managing Member of Fulcrum, and, as such, MGI is vested with, and exercises, full discretion and authority with respect to the management and control of the business activities and affairs of Fulcrum. Fulcrum owns a 100% membership interest in BalCo, and MGI serves as the sole Manager of BalCo with discretion and authority with respect to the management and control of the business activities and affairs of BalCo. MGI, as the sole manager of BalCo, has voting and dispositive control of the shares of Common Stock owned of record by BalCo. Neither Fulcrum nor BalCo have any officers or directors, as each of them are managed solely by MGI. Dana C. Bradford, Dennis M. O'Brien and Scott A. Schmidt each have executed agreements assigning all voting rights to the shares of Common Stock they own of record to MGI, together with certain rights regarding the disposition of the shares of Common Stock.

Fulcrum

        Fulcrum Growth Partners, L.L.C. ("Fulcrum"), a Delaware limited liability company, maintains its principal place of business at One Pacific Place, 1125 South 103rd Street, Suite 450, Omaha, NE 68124 and is engaged in any lawful business or activities for which a limited liability company may be formed under the Delaware Limited Liability Company Act, including, without limitation, the ownership and operation of BalCo. Neither Fulcrum nor, to the knowledge of Fulcrum, BalCo, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which neither Fulcrum nor BalCo was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MGI

        McCarthy Group, Inc. ("MGI"), a Nebraska corporation, maintains its principal place of business at One Pacific Place, 1125 South 103rd Street, Suite 450, Omaha, NE 68124 and is engaged in merchant banking and, through McCarthy & Co. and McCarthy Group Asset Management, Inc. ("MGAMI"), investment banking and investment management. MGAMI is an institutional investment manager, that periodically files reports on Form 13F. Fulcrum and MGAMI have entered into a Management Agreement, dated March 17, 1999 (the "Management Agreement"), pursuant to which MGAMI provides, in exchange for a fee, investment advice to Fulcrum and MGI, as the Managing Member of Fulcrum. Additionally, McCarthy & Co., a Nebraska corporation, has entered into an Investment Services Agreement, dated March 15, 1996 (the "Services Agreement"), under which McCarthy & Co. in exchange for a fee has agreed to use its best efforts and provide services in connection with the identification of suitable investments for MGI. However, MGAMI and McCarthy & Co. do not, collectively or individually, have the right or the ability to control or direct the voting or disposition of any securities of the Issuer. Accordingly, MGAMI and McCarthy & Co. are not

beneficial owners of the Common Stock of the Issuer and, therefore, are not included as Reporting Persons on this Statement.

        Exhibit 99(2) to this Statement contains a list of and information regarding the executive officers and directors of MGI required by General Instruction C to this Statement, which exhibit is incorporated herein by reference with respect to each such officer and director of MGI. MGI and, to the knowledge of MGI, none of the other Reporting Persons or the persons listed on Exhibit 99(2), have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which MGI, the other Reporting Persons or the individuals identified on Exhibit 99(2) were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Dana C. Bradford

        Dana C. Bradford ("Bradford") is an individual resident of Nebraska, maintains his principal place of business at 1125 South 103rd Street, Suite 450, Omaha, NE 68124, and is a principal with McCarthy Group, Inc. ("MGI"). Bradford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Bradford was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Dennis M. O'Brien

        Dennis M. O'Brien ("O'Brien") is an individual resident of Nebraska, maintains his principal place of business at One Pacific Place, 1125 South 103rd Street, Suite 450, Omaha, NE 68124 and is a principal with McCarthy Group, Inc. ("MGI"). O'Brien has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which O'Brien was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Scott A. Schmidt

        Scott A. Schmidt ("Schmidt") is an individual resident of Nebraska, maintains his principal place of business at One Pacific Place, 1125 South 103rd Street, Suite 450, Omaha, NE 68124 and is a principal with McCarthy Group, Inc. ("MGI"). Schmidt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Schmidt was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

        BalCo originally acquired 3,238,846 shares of Common Stock from GMAC Commercial Credit LLC f/k/a BNY Financial Corporation on May 1, 2001 pursuant to a letter agreement regarding the purchase of the Common Stock, dated April 30, 2001, for an aggregate cash payment of $1,250,000. BalCo then acquired an additional 678,181 shares of the Common Stock from George Guttman on October 3, 2001 pursuant to a Stock Purchase Agreement dated October 1, 2001 for an aggregate cash payment of $305,181. BalCo funded these purchases out of its working capital, which is composed of contributions to capital made by the Members of BalCo on a pro rata basis determined by their respective percentage of ownership interest in BalCo. The contributions to the capital of BalCo made by Fulcrum and MGI were derived from their respective working capital.

        On October 4, 2001, MGI's membership interest in BalCo was totally redeemed in exchange for 323,885 shares of Common Stock owned by BalCo, pursuant to an Agreement Relating to Withdrawal and Redemption of Member Interest dated October 4, 2001. These shares were immediately sold to Bradford, O'Brien and Schmidt individually pursuant to separate Stock Purchase Agreements each dated October 4, 2001. Bradford purchased 173,885 shares of Common Stock for $67,109, funded by personal funds. O'Brien purchased 100,000 shares of Common Stock for $38,594 funded by a 30-day note to MGI which was subsequently repaid from O'Brien's personal funds. Schmidt purchased 50,000 shares of Common Stock for $19,207 funded by personal funds.

Item 4.  Purpose of Transaction

        Item 4 of Schedule 13D is amended in its entirety to read as follows:

        MGI, acting for and on behalf of BalCo, Fulcrum, Bradford, O'Brien and Schmidt in the capacities set forth in Item 2, intends to monitor the business and affairs of the Issuer closely and to periodically review the investment of the Reporting Persons in securities of the Issuer. Depending upon the results of such activities and such other facts and circumstances then existing, including evaluation of the business and prospects of the Issuer, availability of funds, alternative uses for funds and investments to which such funds of the Reporting Persons may be dedicated and general market conditions, BalCo or one or more of the other Reporting Persons may, from time to time, acquire additional Common Stock or other debt or equity securities of the Issuer. Such additional investments may occur at any time and may include purchases in one or more open market or private transactions, including purchases by tender offer, transactions with the Issuer or other similar investments or acquisitions. If any of the Reporting Persons subsequently makes any such additional investments or acquisitions of Common Stock or other Issuer securities, such investments or acquisitions may be undertaken with a view to acquiring a greater or controlling interest (possibly even a majority interest) in the Issuer and a commensurately greater influence with respect to the business activities and affairs of the Issuer. As a result of, or in connection with, any such investment or acquisition, BalCo or one or more of the other Reporting Persons may propose, effect or cause to occur any one or more of the following: an extraordinary business transaction, such as a merger, reorganization or liquidation or similar transaction, involving the Issuer or any of its hereafter existing subsidiaries; either or both of a change in the present number of Directors and the present composition of the Board of Directors of the Issuer; changes in the present capitalization of the Issuer; and a change in the Issuer's corporate structure, any of which may cause a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association. In addition to the foregoing, any or all of the Reporting Persons may dispose of some or all of the Common Stock or other Issuer securities from time to time, whether now owned or hereafter acquired, if any such Reporting Person deems such transaction to be in its best interest, except that Bradford, O'Brien and Schmidt cannot sell their respective shares without the prior approval of MGI.

        As mentioned above, BalCo or one or more of the other Reporting Persons continue to evaluate the prospects of additional investment in the Issuer, but at the present time, except as described in this Item 4, none of the Reporting Persons presently has any plans or proposals which relate to or would result in: (a) the acquisition by any Reporting Person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) any changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (i) any action similar to those enumerated in (a) through (h) of this Item 4.

        BalCo or one or more of the other Reporting Persons does have, however, a plan or proposal which relates to and would result in a change in the present board of directors or management of the Issuer. At the present time, BalCo, as the single largest beneficial owner of the Issuer and pursuant to the authority aforementioned and reserved in this Item 4, has proposed either or both of a change in the present number of Directors and the present composition of the Board of Directors of the Issuer and has nominated Mr. Mark David Hasebroock (the "Nominee") as a candidate for election to the board of directors of the Issuer to be held at the annual meeting of the shareholders in May 2003. MGI is the sole manager of BalCo and thus exercises sole voting and dispositive power over the shares owned by BalCo. MGI, on behalf of BalCo, has provided the Issuer with a timely and sufficient notice in compliance with the by-laws of the Issuer and for purposes of providing adequate disclosures in solicitations of proxies for the election of directors or as otherwise required pursuant to Regulation 14A of the Securities Exchange Act of 1934. The Nominee has also provided the Issuer with his consent to being named, in the proxy statement for the annual meeting of the shareholders of the Issuer, as a nominee and candidate for the board of directors of the Issuer.

        The Nominee currently owns 19,462 shares, or 0.82%, of MGI. MGI owns 20% of Fulcrum, which owns BalCo. As such, the Nominee indirectly owns securities of the Issuer, and the Nominee has no other ownership interests in the Issuer. Within the last two years, the Nominee has not directly purchased or sold any securities of the Issuer. Other than indirectly, through MGI, if at all, the Nominee has: (i) not been a party to any contract, arrangement or understanding with any person with respect to securities of the Issuer; (ii) had no transaction or series of transactions and has no current transaction in an amount exceeding $60,000 and in which the Nominee will or did have a direct or indirect material interest with any director, executive officer, nominee for election as a director, any security holder who is known to the Nominee to own, record or beneficially, more than five percent of the Issuer, or any member of the immediate family of any of the foregoing; and (iii) does not currently hold any public directorships. During the previous ten years, the Nominee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Nominee was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finds any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer

MGI

(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:
	3,917,027 shares of Common Stock representing 31.2% of the issued and outstanding Common Stock.
(b)	Number of shares of Common Stock over which Reporting Person has
	(i)	Sole power to vote or direct the vote:	3,917,027
	(ii)	Shared power to vote or direct the vote:	0
	(iii)	Sole power to dispose or direct the disposition of:	3,593,142
	(iv)	Shared power to dispose or direct the disposition of:	323,885

	Pursuant to the terms of the Stock Purchase Agreements described in Item 6, MGI exercises sole voting power and shares dispositive power over 323,885 shares of Common Stock owned of record by Messrs. Bradford, O'Brien and Schmidt.
(c)
	Except with respect to the transactions reported in this Statement, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.
(d)	Not applicable.
(e)	Not applicable.
BalCo
(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:
	3,593,142 shares of Common Stock representing 28.6% of the issued and outstanding Common Stock.
(b)	Number of shares of Common Stock over which Reporting Person has
	(i) Sole power to vote or direct the vote:	3,593,142
	(ii) Shared power to vote or direct the vote:	0
	(iii) Sole power to dispose or direct the disposition of:	3,593,142
	(iv) Shared power to dispose or direct the disposition of:	0
(c)
	Except with respect to the transactions reported in this Statement, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.
(d)	Not applicable.
(e)	Not applicable.
Fulcrum
(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:
	None.
(b)	Number of shares of Common Stock over which Reporting Person has
	(i) Sole power to vote or direct the vote:	0
	(ii) Shared power to vote or direct the vote:	0
	(iii) Sole power to dispose or direct the disposition of:	0
	(iv) Shared power to dispose or direct the disposition of:	0
	Fulcrum exercises no voting or dispositive power over any shares of Common Stock. However, as sole equity member of BalCo, it has an economic interest in 3,593,142 shares.

(c)
	Except with respect to the transactions reported in this Statement, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.
(d)	Not applicable.
(e)	Not applicable.
Bradford
(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:
	189,635 shares of Common Stock representing 1.5% of the issued and outstanding Common Stock.
(b)	Number of shares of Common Stock over which Reporting Person has
	(i) Sole power to vote or direct the vote:	15,750
	(ii) Shared power to vote or direct the vote:	0
	(iii) Sole power to dispose or direct the disposition of:	15,750
	(iv) Shared power to dispose or direct the disposition of:	173,885

	Pursuant to the terms of the Stock Purchase Agreement described in Item 6, Bradford has granted MGI the sole right to vote 173,885 shares and may not sell such shares without the prior approval of MGI.

	On November 14, 2002, Bradford was elected as a Director of the Issuer. Pursuant to the Issuer's 1995 Outside Directors Stock Option Plan, Bradford was issued non-qualified stock options to purchase 23,625 shares of common stock of the Issuer, at a purchase price of fifty-two cents ($0.52) per share. Bradford is currently vested, or will be within the next 60 days, in options to purchase 15,750 shares. Bradford shall become vested in the remaining 7,875 shares on the day following the annual meeting of stockholders of the Issuer in the year 2004.
(c)
	Except with respect to the transactions reported in this Statement, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.
(d)	Not applicable.
(e)	Not applicable.
O'Brien
(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:
	100,000 shares of Common Stock representing 0.8% of the issued and outstanding Common Stock.
(b)	Number of shares of Common Stock over which Reporting Person has
	(i) Sole power to vote or direct the vote:	0
	(ii) Shared power to vote or direct the vote:	0

	(iii) Sole power to dispose or direct the disposition of:	0
	(iv) Shared power to dispose or direct the disposition of:	100,000
	Pursuant to the terms of the Stock Purchase Agreement described in Item 6, O'Brien has granted MGI the sole right to vote such shares and may not sell such shares without the prior approval of MGI.
(c)
	Except with respect to the transactions reported in this Statement, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.
(d)	Not applicable.
(e)	Not applicable.
Schmidt
(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:
	50,000 shares of Common Stock representing 0.4% of the issued and outstanding Common Stock.
(b)	Number of shares of Common Stock over which Reporting Person has
	(i) sole power to vote or direct the vote:	0
	(ii) shared power to vote or direct the vote:	0
	(iii) sole power to dispose or direct the disposition of:	0
	(iv) shared power to dispose or direct the disposition of:	50,000
	Pursuant to the terms of the Stock Purchase Agreement described in Item 6, Schmidt has granted MGI the sole right to vote such shares and may not sell such shares without the prior approval of MGI.
(c)
	Except with respect to the transactions reported in this Statement, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.
(d)	Not applicable.
(e)	Not applicable.

The percentage figures reported in this Item 5 were calculated based upon 12,568,302 shares of the Common Stock of the Issuer issued and outstanding as of September 30, 2002, as reported by the Issuer in its Quarterly Report on Form 10-Q for Quarter ended September 30, 2002.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Item 6 of Schedule 13D is amended in its entirety to read as follows:

        Pursuant to the Operating Agreement of BalCo, dated as of April 20, 2001, (the "BalCo Agreement"), a copy of which was filed as Exhibit 99(3) to the reporting party's Amendment No. 1 to Schedule 13D dated October 3, 2001 and is incorporated herein by reference, Fulcrum, the sole remaining Member of BalCo, agreed that MGI shall be the sole Manager of BalCo and, as such, MGI has the sole and exclusive right and ability to vote or dispose of the Common Stock of the Issuer to which this Statement relates.

        Pursuant to an Agreement Relating to Withdrawal and Redemption of Membership Interest dated October 4, 2001, a copy of which was filed as Exhibit 99(4) to the reporting party's Amendment No. 1 to Schedule 13D dated October 3, 2001 and is incorporated herein by reference, MGI withdrew as a member of BalCo and received a distribution from BalCo of 323,885 shares of Common Stock as the redemption price for its membership interest.

        Pursuant to the Stock Purchase Agreements of Bradford, O'Brien and Schmidt, each dated October 4, 2001 and each included in Exhibit 99(5), which was filed with the reporting party's Amendment No. 1 to Schedule 13D dated October 3, 2001 and is incorporated herein by reference, each of them assigned all voting rights with respect to their respective shares of Common Stock to MGI and none of them may sell their respective shares of Common Stock without obtaining the prior written approval of MGI. In addition, O'Brien funded his acquisition of Common Stock by entering into a 30-day note to MGI, a copy of which was filed as Exhibit 99(6) to the reporting party's Amendment No. 1 to Schedule 13D dated October 3, 2001 and is incorporated herein by reference.

        The Issuer entered into a Rights Agreement, dated as of May 25, 2000, with ChaseMellon Shareholder Services, L.L.C., as amended by the First Amendment to Rights Agreement, dated April 30, 2001, and further amended by the Second Amendment to the Rights Agreement, dated July 18, 2001 (the "Rights Agreement"). Pursuant to action by the Board of Directors of the Issuer on October 2, 2001, the Issuer agreed to waive certain provisions of the Rights Agreement in connection with the additional acquisition of the Common Stock by BalCo and the addition of the three individuals to the Group.

        The Limited Liability Company Agreement of Fulcrum, dated March 17, 1999, between KFS Corporation, a Nebraska corporation ("KFS"), and MGI (the "Fulcrum Agreement"), a copy of which was filed as Exhibit 99(7) to the reporting party's Amendment No. 1 to Schedule 13D dated October 3, 2001 and is incorporated herein by reference, governs all of the rights, interests and liabilities of the Members of Fulcrum and vests MGI with full discretion and authority with respect to the management and control of the business activities and affairs of Fulcrum. The Fulcrum Agreement prescribes the respective rights of its Members with respect to the rights and interests in and to the profits and losses distributable from, and any distributions of the property of Fulcrum, including its ownership interest in BalCo and similar rights in and to the profits and losses distributable from, and any distributions of the property of BalCo, including the Common Stock. The Management Agreement and the Services Agreement referenced in Item 2 do not affect the ability of MGI to vote or control the Common Stock, and, therefore, they are not included as exhibits to this Statement.

Item 7.  Material to be Filed as Exhibits

        Item 7 of Schedule 13D is amended in its entirety to read as follows:

        Exhibit 99(2) is amended and attached hereto and filed with this Statement.

        The following items were filed as Exhibits to Amendment No. 1 to Schedule 13D dated October 3, 2001 and are incorporated herein by reference:

Exhibit	Description
99(1)	Joint Filing Agreement
99(3)	Operating Agreement of BalCo
99(4)	Agreement Relating to Withdrawal and Redemption of Membership Interest
99(5)	Stock Purchase Agreement
99(6)	O'Brien Note to MGI
99(7)	Limited Liability Company Agreement of Fulcrum

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2003

MCCARTHY GROUP, INC.
By:	/s/ MICHAEL R. MCCARTHY Michael R. McCarthy, Chairman
FULCRUM GROWTH PARTNERS, L.L.C., a Delaware limited liability company
By McCarthy Group, Inc., its Managing Member
By:	/s/ MICHAEL R. MCCARTHY Michael R. McCarthy, Chairman
BALCO HOLDINGS, LLC, a Delaware limited liability company
By McCarthy Group, Inc., its Manager
By:	/s/ MICHAEL R. MCCARTHY Michael R. McCarthy, Chairman
/s/ DANA C. BRADFORD Dana C. Bradford
/s/ DENNIS M. O'BRIEN Dennis M. O'Brien
/s/ SCOTT A. SCHMIDT Scott A. Schmidt